

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Dror Svorai
Chief Executive Officer
Onteco Corporation
19495 Biscayne Blvd.
Suite 411
Aventura, FL 33180

> **Re: Onteco Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 19, 2012**
> **File No. 000-53104**

Dear Mr. Svorai:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the staff with your analysis as to why you are not required to register the anticipated spin-off as a primary offering to the public. For more information, please refer to C&DI 612.15 and Staff Legal Bulletin No. 4.

2.   It is our understanding that this filing was miss-tagged as a contest when it was filed on EDGAR. Please confirm that management is not aware of any potential contest regarding the matters addressed by the information statement. Alternatively, please provide any relevant background information, including the identity of the contesting party, discussions or communications to date, and the anticipated nature of the contest.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders, page 10

3.   We note that the beneficial ownership table presented herein is significantly different from the beneficial ownership table presented in your Form 10-K/A filed on August 22, 2012. We note that the 10-K/A stated that the beneficial ownership information was current as of the date of the filing and we also note that you are required under Item 403 of Regulation S-K to include the information as of the most recent practicable date. Please explain the reason for the differences between the two tables, and please describe any sales, distributions or private placements of the company shares that have occurred since the 10-K/A. Additionally, state the exemption(s) that you relied upon in concluding that you were exempt from registering these transactions. If you have filed current or quarterly reports disclosing any such transactions, please identify the date and the nature of such filings. If you have not, please provide your analysis as to why you were not required to disclose such transactions.

4.   We note that ownership of your Series A preferred stock includes voting rights. Please revise the table to include columns for the Series A preferred shares, and columns for any other classes of voting securities. Refer to Item 403(a) of Regulation S-K.

5.   Add a row to the table that shows the share ownership and ownership percentages of your directors and officers as a group. Refer to Item 403(b) of Regulation S-K.

6.   Revise the table to show the number of shares that will be owned and the corresponding ownership percentages of NexPhase after the completion of the anticipated spin-off.

Number of Shares to be Received as a Result of the Spin-Off, page 11

7.   We note your disclosure that no director or executive officer has any interest in the proposed spin-off which is not shared by all other stockholders. Item 3 of Schedule 14C requires a brief description of any substantial interest in any matter to be acted upon, regardless of whether or not the interests are shared by all other stockholders. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Diane D. Dalmy, Esq.